SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL’s Route Network Registers 10% Traffic Growth

Record demand in GOL’s route network for the month of June,

with a 10.0% year-over-year growth

São Paulo, July 7, 2010 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, has registered record demand for the month of June since it began operations in 2001.

Demand

In June, the Company registered a 10.0% year-over-year growth in demand in its route network, with the domestic market growing by 8.3%. Compared to May 2010, total system demand increased by 4.4%, while considering the daily average of RPKs (which adjusts the difference between the number of calendar days in each month: 30 in June and 31 in May), growth was even higher at 7.9%. The continuous growth in demand is mainly due to the: (i) combined effect of the improved economic scenario in Brazil and South America; (ii) GOL’s competitive advantages, especially its low-cost structure with a strategic focus; (iii) short-haul flights (around 95% of GOL’s flights are up to 3 hours in duration); (iv) optimization of the international route network; and (v) resumption of flights to the South Cone region, which were adversely affected by the H1N1 flu cases in June 2009.

Operating Data	June 2010*	June 2009*	Var.%(YoY)	May 2010*	Var.%(MoM)
Total System
ASK (mm) (1)	3,685.8	3,252.8	13.3%	3,740.9	-1.5%
RPK (mm) (2)	2,281.6	2,074.7	10.0%	2,185.5	4.4%
Load Factor (3)	61.9%	63.8%	-1.9 pp	58.4%	+3.5 pp
Domestic Market
ASK (mm) (1)	3,254.9	2,832.2	14.9%	3,321.0	-2.0%
RPK (mm) (2)	2,012.7	1,858.6	8.3%	1,953.3	3.0%
Load Factor (3)	61.8%	65.6%	-3.8 pp	58.8%	+3.0 pp
International Market
ASK (mm) (1)	430.9	420.6	2.5%	419.9	2.6%
RPK (mm) (2)	268.9	216.0	24.5%	232.2	15.8%
Load Factor (3)	62.4%	51.4%	+11.0 pp	55.3%	+7.1 pp

( * ) June 2010 - preliminary figures; June 2009 and May 2010 - figures from the National Civil Aviation Agency (Anac).

Demand also grew in GOL’s international route network, up by 24.5% on May 2009 and 15.8% on May 2010, mainly reflecting the continuous growth of international air traffic in Latin America, according to data published by the International Air Transport Association (IATA), and the heavy demand for GOL flights to Argentina, Paraguay and Colombia. Moreover, demand for the South Cone region was driven by the demand restrained by the H1N1 flu cases, which adversely affected air traffic in the region exactly during its high demand season (June and July). The inauguration of new flights to the Caribbean - currently served by six destinations: Aruba, Barbados, Curaçao, Panama, Punta Cana and Saint Maarten (inaugurated in June) - also contributed to the growth of international network demand.

Capacity

With the strong increase of demand since the beginning of the second half of 2009, total route network capacity grew by 13.3%. GOL’s domestic capacity also increased by 14.9%, thanks to high productivity, with an aircraft utilization rate of around 13.0 block hours per day in June, compared to 11.9 block hours per day in June 2009, and the increased demand caused by the better economic scenario in Brazil. The higher utilization rate, which dilutes unit costs, is preparing GOL’s route network, while stimulating demand for leisure travelers for the second half of the year, when demand is higher than in the first half.

Load Factor and Yield

Total load factor decreased by 1.9 p.p. from June 2009 but grew 3.5 p.p. over May 2010 to reach 61.9%. As mentioned earlier, this was due to the repositioning of the route network, with a higher utilization rate. The yield for the month of June was around 20.00 cents (R$), about 5% above the same period last year and within the Company’s financial perspectives.

Operating Data	2Q10	2Q09	Var. %	1Q10	Var.%
Total System – Quarter
ASK (mm) (1)	11,053.7	9,635.2	14.7%	11,172.0	-1.1%
RPK (mm) (2)	6,758.6	5,794.7	16.6%	8,026.6	-15.8%
Load Factor (3)	61.1%	60.1%	+1.0pp	71.8%	-10.7pp

( * ) June 2010 - preliminary figures; June 2009 and May 2010 - figures from the National Civil Aviation Agency (Anac).

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.

(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.

(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

About GOL Linhas Aéreas Inteligentes S.A.
Contact

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, offers more than 860 daily flights to 50 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Investor Relations
Leonardo Pereira – Vice President / CFO
Rodrigo Alves – Head of IR
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter : wwww.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:July 07, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.